                                                          FOR IMMEDIATE RELEASE


                    CENDANT CORPORATION REPORTS PRELIMINARY

                           FIRST QUARTER 1998 RESULTS

        Earnings Per Share Reach $.26: Exceeds Street Consensus Estimate

             Travel and Real Estate Business Segments Performing at

                          Record First Quarter Levels

         STAMFORD, CT, AND PARSIPPANY, N.J., MAY 5, 1998 - Cendant Corporation (NYSE:CD) today reported preliminary first quarter 1998 earnings per share of $.26 which exceeded Wall Street analysts' consensus estimate of $.25 per share. The Company's travel and real estate business segments performed at record first quarter levels in terms of revenue and EBITDA.

         The results of the previously announced investigation by the Audit Committee of Cendant's Board of Directors into potential accounting irregularities in certain former CUC business units may impact these preliminary first quarter 1998 results as well as require a restatement of previously reported quarterly and annual results. Such restatement is expected to be completed during the summer of 1998. Additionally, following completion of the restatement and receipt of required shareholder and insurance regulatory approvals, Cendant expects to complete its previously announced tender offer and subsequent merger with American Bankers Insurance Group, Inc.

         Net income and revenue for the first quarter of 1998 were $229.5 million and $1.44 billion, respectively. First quarter 1998 EBITDA and EBITDA margins were $470.4 million and 33%. Free cash flow per share was $.27. These results represent record levels for a first quarter, even when compared to the publicly filed quarterly results which may require restatement due to previously announced potential accounting irregularities.

                                     -more-

These results have been characterized as preliminary, and comparative results for 1997 for the entire Company have not been presented.

         More than eighty percent of the Company's net income for the first quarter of 1998 came from Cendant business units not impacted by the potential accounting irregularities. Net income for those businesses unaffected was $189.1 million for the first quarter of 1998 compared with $91.1 million for the same period in the prior year, an increase of 108%. Revenue for those same businesses was $699.6 million compared with $520.0 million for the same period in the prior year, an increase of 35%. A separate table is attached which summarizes those businesses.

         Cendant further announced that it has postponed its 1998 annual meeting of stockholders, previously scheduled to be held on May 19, 1998, pending completion of restated financial statements for 1997. The Company expects to reschedule the meeting for autumn 1998.

         Cendant (NYSE: CD) is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. In Alliance Marketing, Cendant provides access to travel, shopping, auto, dining, and other services worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services, a leading fleet management company through PHH, and the U.K.'s largest private car park operator through NPC. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and

                                     -more-

Parsippany, NJ, the company has nearly 40,000 employees, operates in over 100 countries and makes more than 100 million customer contacts annually.

         *Certain matters discussed in the news release are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but not limited to, the outcome of the Audit Committee's investigation; uncertainty as to the Company's future profitability; the Company's ability to develop and implement operational and financial systems to manage rapidly growing operations; competition in the company's existing and potential future lines of business; the Company's ability to integrate and operate successfully acquired businesses and the risks associated with such businesses; the Company's ability to obtain financing on acceptable terms to finance the Company's growth strategy and for the Company to operate within the limitations imposed by financing arrangements; uncertainty as to the future profitability of acquired businesses; and other factors. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.


*As previously announced, Cendant expects to restate its financial statements for 1997 and other periods as a result of potential accounting irregularities in certain former CUC business units. The Audit Committee of the Company's Board of Directors has
                                     -more-
retained Willkie, Farr & Gallagher as special legal counsel, and Willkie Farr has retained Arthur Anderson LLP to perform an independent investigation.

                                      ###


Investor Contact:                                  Media Contact:
Laura P. Hamilton                                  Elliot Bloom
Sr. VP Corporate Communications                    VP Public Relations
and Investor Relations                             (973) 496-8414
(203) 965-5114

THE COMPANY'S FINANCIAL RESULTS (In millions, except per share amounts)

FIRST QUARTER FINANCIAL RESULTS (1)

                                                  3 MONTHS
                                                ENDED 3/31/98
                                                -------------
Revenues                                           $1,436.6
Expenses                                            1,068.1
                                                   --------
Income Before Income Taxes
  and minority interest                            $  368.5
Net income                                         $  229.5

EBITDA (2)                                         $  470.4

Earnings Per Share
   Diluted                                         $   0.26
   Basic                                           $   0.27
Adjusted Earnings Per Share (3)                    $   0.27

Weighted Average Common and
Common Equivalent Shares
Outstanding
   Diluted                                            908.5
   Basic                                              838.7

NOTES TO FINANCIAL INFORMATION

1. The results of the previously announced investigation by the Audit Committee of Cendant's Board of Directors into potential accounting irregularities in certain former CUC business may impact preliminary first quarter 1998 results as well as require a restatement of previously reported quarterly and annual results. Such restatement is expected to be completed during the summer of 1998.

2. Earnings before interest, taxes, depreciation and amortization.

3. Adjusted earnings per share represents the cash earnings per share of the Company and computed by adding the Company's depreciation and amortization to net income available to common shareholders, less capital expenditures. This numerator is then divided by weighted average shares outstanding on a diluted basis.

CENDANT CORPORATION
BUSINESS UNIT LISTING

                  O   Travel related business
                      O    Lodging
                      O    Timeshare
                      O    Car Rental
                      O    Fleet Management
                      O    Tax Free Shopping
                      O    Classified Advertising

                  O   Real estate related business

                      O    Real Estate Franchise
                      O    Relocation
                      O    Mortgage Services
                      O    New Mover

                  O   Membership related business
                      O    Individual
                      O    Entertainment
                      O    Insurance
                      O    Package - U.S.
                      O    International

                  O   Other segment

                      O    Corporate including MIS-Wizcom
                      O    Jackson Hewitt
                      O    Software
                      O    Essex (Mutual Funds)
                      O    Credit Central, Inc.

CENDANT CORPORATION
1ST QUARTER 1998 SEGMENT RESULTS SUMMARY
($ IN THOUSANDS)

-----------------------------------------------------------------------------



                                      REVENUE        EBITDA       EBITDA MARGIN
                                      -------        ------       -------------
Alliance Marketing                  $  520,874      $   98,140              19%
Travel                                 410,526         183,844              45%
Real Estate                            279,094         124,048              44%
Other                                  226,113          64,332              28%
                                    ----------      ----------      ----------
 Total                              $1,436,607      $  470,363              33%
                                    ==========      ==========      ==========

CENDANT CORPORATION (EXCLUDES FORMER CUC BUSINESS UNITS)
1ST QUARTER 1998 RESULTS
($ IN THOUSANDS)
---------------------------------------------------------------------------

                                                       REVENUE                                   EBITDA
                                       ------------------------------------   -------------------------------------------
                                         1998              1997           %        1998             1997            %
                                         ----              ----           -        ----             ----            -
TRAVEL
  Lodging                              $ 94,670        $ 89,843          5%    $ 50,785          $ 43,092         18%
  Timeshare                             106,345          93,763         13%      42,050            28,345         48%
  Car rental                             45,049          34,495         31%      30,752            20,376         51%
  Fleet Management                       82,745          80,795          2%      41,915            35,799         17%
                                        -------         -------         --      -------           -------         --
       Total Travel                     328,809         298,896         10%     165,502           127,612         30%

REAL ESTATE

  Real Estate                            84,302          55,396         52%      58,421            28,934        102%
  Relocation                             99,653          85,245         17%      27,249            15,924         71%
  Mortgage                               77,996          33,632        132%      37,284            14,174        163%
                                        -------         -------         --      -------           -------         --
       Total Real Estate                261,951         174,273         50%     122,954            59,032        108%
OTHER                                   108,839          46,813        132%      82,433            24,739        233%
                                        -------         -------         --      -------           -------         --
        Total Excluding Former CUC
          Business Units              $ 699,600       $ 519,983         35%   $ 370,888         $ 211,383         75%
                                      =========       =========        ===    =========         =========        ===



[Table Restubbed from above]



                                                       NET INCOME
                                         --------------------------------------
                                             1998            1997            %
                                             ----            ----            -
TRAVEL
  Lodging                                $ 28,679        $ 21,219          35%
  Timeshare                                21,117          11,455          84%
  Car rental                               16,359           9,150          79%
  Fleet Management                         24,151          18,915          28%
                                         --------        --------         ---
       Total Travel                        90,306          60,739          49%

REAL ESTATE

  Real Estate                              29,499          11,587         155%
  Relocation                               15,611           8,200          90%
  Mortgage                                 22,818           7,523         203%
                                         --------        --------         ---
       Total Real Estate                   67,928          27,310         149%
OTHER                                      30,854           3,054         910%
                                         --------        --------         ---
        Total Excluding Former CUC
          Business Units                 $189,089        $ 91,102         108%
                                         ========        ========         ===


CENDANT CORPORATION (EXCLUDES FORMER CUC BUSINESS UNITS)
1ST QUARTER COMPARATIVE RESULTS - EBITDA MARGIN
($ IN THOUSANDS)
--------------------------------------------------------------------------
                                                             EBITDA MARGIN
                                                         ---------------------
                                                         1998            1997
                                                         ----            ----
TRAVEL
        Lodging                                          54%             48%
        Timeshare                                        40%             30%
        Car rental                                       68%             59%
        Fleet Management                                 51%             44%
                                                         --              --
             Total Travel                                50%             43%
REAL ESTATE
        Real Estate                                      69%             52%
        Relocation                                       27%             19%
        Mortgage                                         48%             42%
                                                         --              --
             Total Real Estate                           47%             34%

OTHER                                                    76%             53%
                                                         --              --
        Total Excluding Former CUC
            Business Units                               53%             41%
                                                         ==              ==